UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-38221

CUSIP Number: 73943T103

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

PQ Group Holdings Inc.

Full Name of Registrant

Former Name if Applicable

300 Lindenwood Drive

Address of Principal Executive Office (Street and Number)

Malvern, Pennsylvania, 19355

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

PQ Group Holdings Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”). As a result of (i) reporting Performance Chemicals as a discontinued operation, in light of its previously announced pending sale, and (ii) recasting for Performance Materials as a discontinued operation which closed in December 2020, the Company requires additional time to finalize its financial statements for the quarter ended March 31, 2021. The Company currently expects to file the Form 10-Q on or before the five calendar day extension period.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Crews	610	651-4210
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: The preliminary, unaudited financial results presented in the Company’s earnings release furnished by the Company on Form 8-K on May 6, 2021 are on a continuing operations basis, which excludes the Performance Materials and Performance Chemicals businesses from all quarterly and yearly results presented, unless otherwise indicated. Such presentation resulted in a significant change in results of operations from the corresponding period of 2020.

The financial statements included in the Company’s Form 10-Q filing will include an estimated loss related to the planned sale of Performance Chemicals for the excess carrying amount of net assets over the estimate of fair value less cost to sell. The loss, which was not reflected in the preliminary, unaudited financial results presented in the Form 8-K referred to above, will be reflected in Long-term assets held for sale and Net loss from discontinued operations, net of tax.

PQ Group Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2021	By:	/s/ Michael Crews
Michael Crews Executive Vice President and Chief Financial Officer (Principal Accounting Officer)